

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2021

Gagi Gogolashvili
Chief Executive Officer
Intorio, Corp.
24 Alexander Kazbegi Ave
Tbilisi 0177, Georgia

    Re: Intorio, Corp.
        Amended Registration Statement on Form S-1
        Filed May 6, 2021
        File No. 333-255055

Dear Mr. Gogolashvili:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2021 letter.

Amendment No.1 to Form S-1 filed May 6, 2021

Cover Page

1. We note your response to prior comment 1. Please revise the cover page to specify the percentage of issued and outstanding shares owned by your directors and officers if 50%, 75%, or 100% of the offering is sold. In this regard, it is not sufficient merely to disclose that a majority of shares will be held by your directors and officers.

Dilution, page 15

2. We reviewed your revisions in response to prior comment 6. You have not subtracted intangible assets from your calculation of tangible book value. Please advise or revise.

<u>Description of Our Business, page 18</u>

3.   We note your response to prior comment 7 and re-issue the comment in part. Please revise to describe whether you provide monthly or annual subscriptions for your service. Also, please explain the number of lessons that an average student is expected to complete and the cost per lesson. Lastly, please tell us whether you have entered into any material agreements related to the launch of your business such as agreements with service or technology providers. If so, please file the agreements as exhibits with your next amendment and revise to describe their material terms.

4.   We note your response to prior comment 8 and re-issue. Please clarify whether your "future clients" are students and parents, institutions (such as school districts and universities), or otherwise. In this regard, we note that a tutoring service could provide retail services to parents and students, in which case the parents and students would be the clients. Alternatively, the tutoring service could enter into an arrangement with a school district to provide tutoring services to all or some of the students within the school district, in which case the school district itself would be the client. A tutoring service could also offer its services via a hybrid method. Your disclosure should clearly identify the parties with whom you will enter tutoring agreements and thus who your "future clients" will be.

5.   We note your response to prior comment 9. Your disclosure remains unclear as to which courses are currently available and which courses are merely contemplated as future offerings. For example, in the third paragraph on page 18 we note your disclosure on page 18 that you "plan to work . . . and provide" instruction in certain subjects. With a view to providing your investors with information about the development and status of your business operations, revise to clarify which subjects are currently available. For those subjects which are available, state the grade levels currently covered by your curriculum. If your curriculum is partial or incomplete, please also disclose this fact.

   You may contact Tony Watson at (202) 551-3318 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Jacqueline Kaufman at (202) 551-3797 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services